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RIVERSOURCE LIFE INSURANCE COMPANY
70100 Ameriprise Financial Center
Minneapolis, MN 55474

1-800-541-2251

                           CHARITABLE GIVING BENEFIT

This benefit is made a part of the policy and is subject to all policy terms and provisions.

BENEFIT

If the policy's Proceeds become payable upon death of the Insured, while the policy and this benefit are In Force, We will pay the Charitable Gift Amount to the Charitable Beneficiary.

CHARITABLE GIFT AMOUNT

The Charitable Gift Amount is 1% of the policy's Proceeds payable upon death of the Insured, up to a maximum of $100,000.

The Charitable Gift Amount is determined as of the date of death of the Insured. The Charitable Gift Amount is payable by Us and is not deducted from Your policy's Proceeds.

The policy's Proceeds payable upon death of the Insured is defined in the policy. The policy's Proceeds payable upon death of the Insured does not include any benefits provided by any other riders attached to the policy.

CHARITABLE BENEFICIARY

The Charitable Beneficiary may be any organization that is listed under Section 170(c) of the Internal Revenue Code, as it now exists or may later be amended, as an authorized recipient of charitable contributions. Generally, these organizations are considered exempt from federal taxation under Section 501(c)(3) of the Internal Revenue Code, as it now exists or may later be amended.

In addition, if We are prohibited from providing the benefit payable under this Charitable Giving Benefit to the Charitable Beneficiary by State or Federal law, such as the USA Patriot Act as it now exists or may later be amended, no amount will be payable by Us to the Charitable Beneficiary.

You may designate the Charitable Beneficiary at any time. If the Charitable Beneficiary You have designated is not in existence at the time the Charitable Gift Amount is payable, or is no longer qualified as described in the previous two paragraphs, You (or Your estate representative, if You are the Insured) may name a new Charitable Beneficiary to whom the Charitable Gift Amount will be payable.

No amount will be payable under this Charitable Giving Benefit if:

1.   You have never designated a Charitable Beneficiary; or

2. a Charitable Beneficiary designation has been withdrawn and no subsequent designation was provided.

Only one organization may be designated as the Charitable Beneficiary at any time.

BENEFIT COST AND AVAILABILITY

There is no cost for this benefit. There may be estate tax implications.

As with all tax matters, You should consult a personal tax adviser to assess the impact of this benefit.

CHANGES

You may change the Charitable Beneficiary once each policy year by Written Request. The change will take effect on the Monthly Date following the date We approve the request. Only one organization may be designated as the Charitable Beneficiary at any time.

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COLLATERAL ASSIGNMENT

This benefit may not be assigned as collateral.

TERMINATION

This benefit will Terminate on the earliest of the following:

1. the Monthly Date on or next following receipt of Your Written Request for benefit termination; or

2. the date the policy Terminates.

RIVERSOURCE LIFE INSURANCE COMPANY

-s- Thomas R. Moore
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SECRETARY

EFFECTIVE DATE OF THIS BENEFIT

This benefit is issued as of the Policy Date of the policy unless a different date is shown under Policy Data.

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